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                                                                 Exhibit h.I.(7)

                              AMENDED AND RESTATED
                            SHAREHOLDER SERVICES PLAN

                      FOR MONEY MARKET FUND SWEEP SHARES OF

                               ECLIPSE FUNDS INC.

         WHEREAS, Eclipse Funds Inc. (the "Company") engages in business as an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the "Act");

         WHEREAS, shares of beneficial interest of the Company are currently divided into several separate series, including the Money Market Fund (the "Fund");

         WHEREAS, shares of the Fund may be issued in eight classes, including the Money Market Fund Sweep Shares ("Sweep Class").

         WHEREAS, the Board of Directors of the Company has adopted this Shareholder Services Plan ("Plan") for the benefit of the Company, the Fund, and its respective shareholders; and

         WHEREAS, on behalf of the Fund, the Company desires to appoint New York Life Investment Management LLC ("NYLIM"), its affiliates, or independent third-party service providers to provide certain services to holders of the Sweep Class shares of the Fund, under the terms and conditions described herein.

         WHEREAS, the Board has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Company, each Fund and its respective shareholders;

         WHEREAS, the Company desires to amend and restate the Plan, effective January 1, 2004 or such other date as an officer of the Company determines, to amend the "service activities" that may be provided under the Plan in order to conform the Plan to similar plans the Company has adopted for other classes of shares of the Fund; and

         NOW, THEREFORE, the Company hereby adopts this Amended and Restated Shareholder Services Plan (this "Plan"), on behalf of the Sweep Class shares of the Fund, subject to the following terms and conditions:

         1. The Fund is authorized to pay to NYLIM, , its affiliates, or independent third-party service providers as compensation for service activities (as defined in paragraph 5 hereof) rendered by NYLIM to holders of the Sweep Class shares of the Fund, a shareholder service fee at the rate of 0.25% on an annualized basis of the average daily net asset value of Sweep Class shares of the Fund (the "Fee"). The Fee shall be calculated daily and paid monthly or at such other intervals as the Company's Board shall determine. NYLIM is authorized to pay its affiliates or independent third-party service providers for performing service activities consistent with this Plan.

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         2.       The Plan shall not take effect with respect to a class of
shares of the Fund until it, together with any related agreements, has been approved by votes of a majority of both: (a) the Directors of the Company; and
(b) those Directors of the Company who are not "interested persons" of the Company (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Plan Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

         3. The Plan shall continue in full force and effect as to the Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 2.

         4. NYLIM shall provide to the Directors of the Company and the Directors shall review, at least quarterly, a written report of the amounts expended in connection with its performance of "service activities," as defined in this paragraph 4, and the purposes for which such expenditures were made. NYLIM shall submit only information regarding amounts expended for "service activities" to the Board in support of the Fee payable hereunder.

         For purposes of this Plan, "service activities" shall include any personal services or account maintenance services, which may include but are not limited to activities in connection with the provision of personal, continuing services to investors in each Fund; transfer agent and subtransfer agent services for beneficial owners of Fund shares; receiving, aggregating and processing purchase and redemption orders; providing and maintaining retirement plan records; communicating periodically with shareholders and answering questions and handling correspondence from shareholders about their accounts; acting as the sole shareholder of record and nominee for shareholders; maintaining account records and providing beneficial owners with account statements; processing dividend payments; issuing shareholder reports and transaction confirmations; providing subaccounting services for Fund shares held beneficially; forwarding shareholder communications to beneficial owners; receiving, tabulating and transmitting proxies executed by beneficial owners; performing daily investment ("sweep") functions for shareholders; providing investment advisory services; and general account administration activities. Overhead and other expenses related to "service activities," including telephone and other communications expenses, may be included in the information regarding amounts expended for such activities.

         5. The amount of the Fee payable to NYLIM, its affiliates, or independent third-party service providers under Paragraph 1 hereof is not related directly to expenses incurred by NYLIM, its affiliates, or independent third-party service providers on behalf of the Fund in servicing holders of Sweep Class shares of the Fund. The Fee set forth in Paragraph 1 hereof will be paid by the Fund to NYLIM, its affiliates, or independent third-party service providers until this Plan is terminated or not renewed with respect to the Fund. If this Plan is terminated or not renewed with respect to the Fund, any expenses incurred by NYLIM, its affiliates or independent third party service providers, on behalf of the Fund in excess of the payments of the Fee specified in Paragraph 1 hereof which NYLIM, its affiliates, or independent third-party service providers has received or accrued through the termination date are the sole responsibility and liability of NYLIM, its affiliates, or independent third-party service providers and are not obligations of the Fund.

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         6.       This Plan may be terminated as to the Fund at any time,
without payment of any penalty, by vote of a majority of the Plan Directors or by a vote of a majority of the outstanding voting securities of the affected class of the Fund on not more than 30 days' written notice to any other party to this Plan.

         7. While this Plan is in effect, the selection and nomination of Directors of the Company who are not interested persons (as defined in the Act) of the Company shall be committed to the discretion of those of the Company's Directors who are not such interested persons.

         8. The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

         9. This Plan may be amended at any time with respect to the Fund provided that any amendment to increase materially the amount of the Fee provided for in Paragraph 1 is invalid and unenforceable unless such amendment is approved in the manner provided for initial approval in Paragraph 3 hereof, and no material amendment to this Plan shall be made unless approved in the manner provided for approval in Paragraph 3 hereof.

Adopted by the Board on
September 24, 2003

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